SO 3/6/03

03002381

UE 3-3-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH. D.C. 187 SECTION

SEC FILE NUMBER
8- 51605

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Viewtrade Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7280 W. Palmetto Park Road, Suite 105
(No. and Street)

Boca Raton (City) Florida (State) 33433 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James StClair (561) 620-0306
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer, Jeffries & Co.
(Name – *if individual, state last, first, middle name*)

4155 E. Jewell Avenue, Suite 307 (Address) Denver (City) Colorado (State) 80222 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James StClair, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Viewtrade Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MEGAN K. WALLACE MY COMMISSION EXPIRES March 7, 2005 #DD 007222 NOTARY PUBLIC STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIEWTRADE SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2002

VIEWTRADE SECURITIES, INC.

CONTENTS

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Viewtrade Securities, Inc.

We have audited the accompanying statement of financial condition of Viewtrade Securities, Inc. as of December 31, 2002, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viewtrade Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
February 6, 2003

VIEWTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	438 293
Due from clearing broker		541 372
Securities owned, at market value		74 053
Deposit with clearing broker		100 000
Other receivables		133 554
Due from related party		37 275
Property and equipment, net of accumulated depreciation of $146,526		156 152
Other assets		182 097
	$	**1 662 796**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accrued payroll and payroll taxes	$	195 110
Accounts payable		247 297
Other liabilities		30 000
Securities sold, but not yet purchased		24 616
		497 023
SUBORDINATED NOTES PAYABLE (Note 2)		312 000
COMMITMENTS AND CONTINGENCIES (Notes 2 and 5)		
SHAREHOLDER'S EQUITY: (Note 4)		
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		1 932 299
Retained earnings		(1 078 527)
Total shareholder's equity		853 773
	$	**1 662 796**

The accompanying notes are an integral part of this statement.

VIEWTRADE SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUE:	
Commissions	$ 3 250 904
Trading profit, net	1 530 254
Investment banking	352 081
Other income	1 077 405
TOTAL REVENUE	6 210 644
EXPENSES:	
Clearing charges	1 364 147
Salaries, wages and benefits	1 123 745
Commissions	2 737 672
Information technology (Note 1)	88 620
General and administrative	296 127
Communications	328 641
Professional fees	116 576
Occupancy expenses	325 906
Advertising and promotion	57 250
TOTAL EXPENSES	6 438 684
NET LOSS	$ (228 040)

The accompanying notes are an integral part of this statement.

VIEWTRADE SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2002

BALANCE, December 31, 2001	$	(312 258)
Additions		-
Add: accrued interest		12 000
Less: repayments		(12 258)
BALANCE, December 31, 2002	**$**	**312 000**

The accompanying notes are an integral part of this statement.

VIEWTRADE SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Deficit
BALANCES, December 31, 2001	100	$ 1	$ 1 604 269	$ (850 487)
Capital contributions	-	-	328 030	
Net loss	-	-	-	(228 040)
BALANCES, December 31, 2002	100	$ 1	$ 1 932 299	$(1 078 527)

The accompanying notes are an integral part of this statement.

VIEWTRADE SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(228 040)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		81 172
Loss on disposition of assets		17 706
Increase in securities owned, at market value		(12 506)
Increase in receivable from clearing broker		(44 311)
Decrease in receivables		111 980
Increase in accounts payable and accrued expenses		16 472
Decrease in securities sold, but not yet purchased		(79 447)
Net cash used in operating activities		(253 558)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment		(45 058)
Increase in other assets		(59 497)
Net cash used in investing activities		(104 555)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Decrease in subordinated loans, net		(258)
Capital contributions		328 030
Net cash provided by financing activities		327 772
NET DECREASE IN CASH AND CASH EQUIVALENTS		(30 341)
CASH AND CASH EQUIVALENTS, at beginning of year		468 634
CASH AND CASH EQUIVALENTS, at end of year	$	438 293
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	$	3 182

The accompanying notes are an integral part of this statement.

VIEWTRADE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Viewtrade Securities, Inc. ("the Company") was incorporated in Delaware in May 2000. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Viewtrade Holding Corporation.

Securities owned or sold, but not yet purchased by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income. The Company records proprietary transactions, commission revenue and related expenses on a trade date basis.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended ("the Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The Company provides for depreciation of furniture and equipment on a straight-line basis over the estimated lives of the related assets ranging from 3 to 5 years.

The Company files a consolidated income tax return with its parent and provides for income taxes as if the Company filed separately.

Web development costs were treated in accordance with Statement of Position 98-1. Costs of design, software configuration, coding, installation to hardware and testing expenses incurred during application were capitalized. Costs incurred during the preliminary software project stage were expensed. During 2002, the Company expensed previously capitalized costs as well as other internet related services and maintenance costs.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space, facilities and equipment from unrelated parties under noncancellable operating leases.

At December 31, 2002, aggregate minimum future rental commitments under these leases with initial or remaining terms in excess of one year are as follows:

Fiscal Year	Amount
2003	$ 79 440
2004	79 440
2005	59 580
Total minimum lease payments	$ 218 460

Total rental expense of approximately $207,000 including the noncancellable leases referred to above, was charged to operations during the year ended December 31, 2002.

At December 31, 2002, the notes payable shown on the accompanying statement of financial condition represents amounts owed to a a shareholder under two separate subordinated loan agreements. The notes bear interest at 8% and are due on May 30, 2006 and July 30, 2006. Accrued interest at December 31, 2002 was $12,000 and is included in the notes payable in the accompanying statement of financial condition. The notes are approved by the National Association of Securities Dealers, Inc. as subordinated loans, and thus are available in the computation of net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they cannot be repaid.

The Company has entered into a license agreement with a provider of certain internet services and content. The Company entered into a two year agreement commencing December 10, 2002 requiring a prepayment of $100,000 and the remainder due in quarterly installments.

NOTE 3 - INCOME TAXES

The Company has approximately $1,150,000 of net operating losses expiring through 2022 which may be used to offset future taxable income. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2002 are as follows:

Deferred tax liabilities	$ -
Deferred tax assets:	
Net operating loss carry forward	$391 000
Valuation allowance for deferred tax assets	(391 000)
	$ -

The valuation allowance increased $85,000 for the year ending December 31, 2002.

NOTE 4- NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2002, the Company had net capital and net capital requirements of $618,791 and $193,000. The Company's net capital ratio (aggregate indebtedness to net capital) was .80 to 1. According to Rule 15c3-1 , the Company's net capital ratio shall not exceed 15 to 1.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a retail brokerage house and deals primarily in equity securities (in which it may act as a market maker) which it buys and sells on behalf of its customers on a fully disclosed basis, and for itself in its own trading activities.

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the market value of these securities declines subsequent to December 31, 2002. In addition, the Company has sold securities that it does not own and it will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2002 market value of the securities. The Company may incur a loss if the market value of the securities increases subsequent to December 31, 2002.

The Company's financial instruments, including cash and cash equivalents, receivables, payables and other liabilities are carried at amounts that approximate fair value, due to the short nature of the instruments. Securities owned and securities sold but not yet purchased are valued at market value using quoted market prices.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture.

The Company has deposits in banks in excess of the FDIC insured amount of $100,000. The amounts in excess of $100,000 are subject to loss, should the bank cease business.

SUPPLEMENTARY INFORMATION

VIEWTRADE SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 DECEMBER 31, 2002

CREDITS:		
Shareholder's equity	$	853 773
Add: Subordinated liability		312 000
		1 165 773
DEBITS:		
Non-allowable assets:		
Due from parent		37 275
Other receivables		133 554
Other assets		182 097
Property and equipment, net		156 152
Total debits		509 078
NET CAPITAL BEFORE HAIRCUTS		656 695
Haircuts on securities		12 736
NET CAPITAL		643 959
Minimum requirements of 6 2/3% of aggregate indebtedness of $472,407, market maker requirement of $193,000 or $100,000, whichever is greatest		193 000
EXCESS NET CAPITAL	**$**	**450 959**
AGGREGATE INDEBTEDNESS:		
Accrued payroll and payroll taxes	$	195 110
Accounts payable		247 297
Other liabilities		30 000
	$	**472 407**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**.73 to 1**

NOTE: There are no material differences in the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II Filing, as of December 31, 2002.

See the accompanying Independent Auditors' Report.

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Viewtrade Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Viewtrade Securities, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Viewtrade Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of cash and securities until properly transmitted to the Company's clearing organization. We did not review the practices and procedures followed by the Company or in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Viewtrade Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

In addition, our review indicated that Viewtrade Securities, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2002, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
February 6, 2003